UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41796

CL Workshop Group Limited

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation and appointment of Independent Director

On August 15, 2026, Mr. Heung Ming Henry Wong, an independent director of CL Workshop Group Limited (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the three committees of the Board, effective immediately. Mr. Wong’s resignation from the Board and the three committees was due to personal reasons and was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Mr. Heung Ming Henry Wong, on August 25, 2026, the Company extended a director offer letter to Mr. Haijiang Cui, who accepted the offer and signed a consent to act as a director of the Company. On August 25, 2026, the Board ratified and approved the appointment of Mr. Haijiang Cui to serve as an independent director of the Company, a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, effective as of August 25, 2026.

Mr. Cui has extensive experience in corporate governance, business management and manufacturing operations. He has served as the Executive Director of Indicator Global (Shanghai) Commercial Management Co., Ltd. from October 2023 to May 2026, where he oversees corporate governance, business strategy and overall commercial operations, including stakeholder relationships, project execution and operational risk control. Since April 2019, Mr. Cui served as the Executive Director of Honghai Enterprise Management (Shanghai) Co., Ltd., where he was responsible for enterprise management, compliance and business planning, as well as the development of business networks and internal management systems. From January 2011 to December 2018, he served as the General Manager of Jiangjin Tourism Products Factory, where he was responsible for the overall operations of the manufacturing plant, including production, supply chain, sales, cost and quality control, team building and domestic market expansion. Mr. Cui received his Bachelor of Management in Business Administration from Nanjing University in March 2009.

Mr. Cui does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The Board has determined that Mr. Cui is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

In addition to the appointment of Mr. Cui, the Board also ratified and approved the appointment of Dr. Kin Shing Charles Lau as the chairperson of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, effective as of August 15, 2026.

This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-297543) to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: August 26, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer